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SEC FILE NUMBER
CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 0-15086

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☑ Form 10-Q
☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: June 30, 2005
☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: __________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

XYBERNAUT CORPORATION

Full Name of Registrant

N/A

Former Name if Applicable

12701 Fair Lakes Circle

Address of Principal Executive Office (Street and Number)

Fairfax, Virginia 22033

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed, Grant Thornton LLP advised Xybernaut Corporation (the “Company”) on April 14, 2005, that it resigned as the Company’s registered independent accounting firm because it could no longer rely on management’s representations.
The Company has also previously announced that investors and others should refrain from relying upon the Company’s historical financial statements, together with the related audit reports the Company received from Grant Thornton LLP, for the years ended December 31, 2002 and 2003, and interim quarterly reports for the quarters ended March 31, 2003, June 30, 2003, September 30, 2003, March 31, 2004, June 30, 2004 and September 30, 2004.
On April 19, 2005, the Company announced that its Audit Committee had concluded its own internal investigation and had reached the conclusion that there were, among others, violations of the Company’s disclosure and internal controls.
On July 13, 2005, the Company announced that Bruce C. Hayden resigned as the Company’s Senior Vice President and Chief Financial Officer effective July 8, 2005. Currently, the Company does not have a Chief Financial Officer.
On July 26, 2005, the Company announced that it had filed a voluntary petition for relief under Chapter 11 of the United States Code in the United States Bankruptcy Court for the Eastern District of Virginia on July 25, 2005.
Currently, the Company has not engaged a new accounting firm to perform auditing services. Any engagement of a new accounting firm will be subject to Bankruptcy Court approval. In the event the Company engages a new accounting firm, the Company believes that it would need to instruct such new accounting firm to perform the following tasks in order to be in a position to provide the financial statements required by Form 10-K and Form 10-Q: audits of the Company’s financial statements for the years ended December 31, 2002, 2003 and 2004 and reviews, in accordance with applicable accounting standards, of the interim periods for the quarters ended March 31, 2003, June 30, 2003, September 30, 2003, March 31, 2004, June 30, 2004, September 30, 2004, March 31, 2005 and June 30, 2005. Upon the conclusion of such audits and reviews, the Company may also be required to file amendments to previously filed Forms 10-K and Forms 10-Q for the periods mentioned in the immediately preceding sentence ending before October 1, 2004. At this time, the Company cannot provide assurance that it will engage a new accounting firm, and if so, when such filings will be made. Unless or until the Company is able to secure the services of such accountants, the Company will not be in a position to provide the financial statements required by Forms 10-Q and 10-K.
As a result of the foregoing, the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 could not be filed by the prescribed due date without unreasonable effort or expense.

(Attach extra Sheets if Needed)

1

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Perry L. Nolen	(703)	631-6925

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒   No ☐   Yes

The Company’s Annual Report on Form 10-K for the year ended December 31, 2004 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 have not been filed.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐   No ☒   Yes

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company believes that its results of operations for the quarter ended June 30, 2005 will change significantly from the results of operations for the quarter ended June 30, 2004. Prior to the completion of its financial statements for the quarter ended June 30, 2005 and pending the Company’s determination as to whether prior period adjustments need to be made to the financial statements for the quarter ended June 30, 2004, the Company is unable to estimate reasonably the anticipated change in results of operations from the quarter ended June 30, 2004.

The Company continues to face a severe liquidity crisis and possible insolvency.

Xybernaut Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 10, 2005	By	/s/ Perry L. Nolen
Perry L. Nolen President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§ 232.201 or § 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§ 232.13(b) of this chapter).

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